Ms. Jan Woo, Legal Branch Chief

Ms. Anna Abramson, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	RoyaltyTraders LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed December 29, 2021

File No. 024-11532

Dear Ms. Woo,

We acknowledge receipt of the comments in the letter dated January 25, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the post-qualification amendment to the offering statement of RoyaltyTraders LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 1 to Form 1-A

Cover page

1.	Please tell us if the closing date for the “Hit the Quan” Royalty Share Units has occurred and how many units were sold. Revise your disclosure as appropriate.

The closing date for the “Hit the Quan” Royalty Share Units has not occurred, and no Royalty Share Units have been sold to date.

The Underlying Music Portfolios, page 21

2.	We note your disclosure that the “Hit the Quan” Royalty Share Agreement has paid average royalties of $3,868 per year. Please revise your disclosure to include payments from this underlying agreement in 2021. You also disclose that each quarter royalties will be distributed to the applicable Royalty Share Unitholders on a pro rata basis. Revise your offering circular to disclose any such payments made to Royalty Share Unitholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 under “The Underlying Music Portfolios” section to provide 2021 financial data for the “Hit the Quan” Music Royalty Asset. The Company notes that only data for the first half of 2021 is available for royalty payments related to the “Hit The Quan” Music Royalty Asset, as Sony Music makes royalty payments on a bi-annual basis, and has not yet made its royalty payments for the second half of 2021.

Regarding quarterly royalty payments to Royalty Share Unitholders, the Company has not yet closed upon any subscriptions for Royalty Share Units in its “Hit the Quan” offering, and no “Hit the Quan” Royalty Share Units have been issued. As such, there have been no quarterly royalty payments made to Royalty Share Unitholders to date. The Company has revised its disclosure in this section to clarify that no Royalty Share Units have been issued, and no payments have been made as of the date of the offering statement.

Financial Statements of RoyaltyTraders LLC, page F-1

3.	Please update the financial statements, and other relevant portions of your filing including your Management Discussion and Analysis of Financial Condition and Results of Operations, to provide interim financial statements for the period ended September 30, 2021. Refer to Form 1-A Part F/S (b)(3) through (5).

In response to the Staff’s comment, the Company has provided interim financial statements for the period ended September 30, 2021, and has updated the “Management Discussion and Analysis of Financial Condition and Results of Operations” section in the offering statement accordingly.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RoyaltyTraders LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC